Exhibit 21.1
Subsidiaries

Name	Jurisdiction of Organization
Klaviyo Ltd	UK
Klaviyo Australia Pty Ltd	Australia
Napkin Technologies, Inc.	Delaware
Klaviyo Ireland Limited	Ireland
Klaviyo Singapore Pte. Ltd.	Singapore